SCHEDULE 13G
                                 (Rule 13d-102)

 Information to be included in Statements filed pursuant to Rule 13d-1(b), (c) and (d) and Amendments thereto filed pursuant to Rule 12d-2.


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)




                          NATIONAL BANK OF GREECE S.A.
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                                (Name of Issuer)


             Ordinary shares, of nominal value (euro) 4.50 per share
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                         (Title of Class of Securities)


                                    633643408
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                                 (CUSIP Number)


                                  July 16, 2003
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             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]  Rule 13d-1 (b)

                  [x]  Rule 13d-1 (c)

                  [ ]  Rule 13d-1 (d)



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----------------------------                         ---------------------------
CUSIP No.  633643408                   13G             Page 1 of 4 Pages
                                 Amendment No. 4
----------------------------                         ---------------------------
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1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Public Company of Transferable Securities S.A. ("DEKA S.A.")
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [_]
                                                                       (b)  [x]

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3.      SEC USE ONLY


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4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        The Hellenic Republic

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                                SOLE VOTING POWER
                        5.
  NUMBER OF                     43,731,011
   SHARES              ---------------------------------------------------------
 BENEFICIALLY                   SHARED VOTING POWER
  OWNED BY               6.
    EACH                        0
  REPORTING            ---------------------------------------------------------
 PERSON WITH                    SOLE DISPOSITIVE POWER
                         7.
                                43,731,011
                       ---------------------------------------------------------
                               SHARED DISPOSITIVE POWER
                         8.
                               0
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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        43,731,011
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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES
                                                                            [_]

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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        17.1%
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12.     TYPE OF REPORTING PERSON

        CO
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----------------------------                         ---------------------------
CUSIP No.  633643408                   13G             Page 2 of 4 Pages
                                 Amendment No. 4
----------------------------                         ---------------------------

Item 1(a).  Name of Issuer:
            National Bank of Greece S.A.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            86 Eolou Street
            10232 Athens, Greece

Item 2(a). Name of Person Filing:Public Company of Transferable Securities S.A. ("DEKA S.A.")

Item 2(b).  Address of Principal Business Office:
            37 Panepistimiou Street
            10679 Athens, Greece

Item 2(c).  Citizenship:
            Greek

Item 2(d).  Title of Class of Securities:
            Ordinary Shares

Item 2(e).  CUSIP Number:
            633643408

Item 3.     Not applicable.  This Schedule 13G is filed pursuant to Rule
            13d-1(c).

Item 4.     Ownership.

     (a)    Amount beneficially owned:
            43,731,011 ordinary shares

     (b)    Percent of Class:
            17.1 %

     (c)    Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote:
                  43,731,011

            (ii)  Shared power to vote or to direct the vote:
                  None.


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----------------------------                         ---------------------------
CUSIP No.  633643408                   13G             Page 3 of 4 Pages
                                 Amendment No. 4
----------------------------                         ---------------------------

            (iii) Sole power to dispose or to direct the disposition of:
                  43,731,011

            (iv)  Shared power to dispose or to direct the disposition of:
                  None.


Item 5.     Ownership of Five Percent or Less of a Class.
            Not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.


Item 7. Identification and Classification of a Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
            Not applicable.


Item 8.     Identification and Classification of Members of the Group.
            Not applicable.


Item 9.     Notice of Dissolution of Group.
            Not applicable.



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----------------------------                         ---------------------------
CUSIP No.  633643408                   13G             Page 4 of 4 Pages
                                 Amendment No. 4
----------------------------                         ---------------------------

Item 10.    Certifications.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

                                      SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                   July 24, 2003
                                                                   -------------
                                                                          (Date)


                                                             /s/ I. Koussoulakos
                                                            --------------------
                                                                     (Signature)


                                                             Mr. I. Koussoulakos
                                                             -------------------
                                                                          (Name)

                                   Chairman of the Board of Directors, DEKA S.A.
                                   ---------------------------------------------
                                                                         (Title)